EXHIBIT 99.1

POET Technologies Appoints Board Sub-Committee to Plan Nasdaq Listing

TORONTO, Nov. 18, 2021 (GLOBE NEWSWIRE) -- The Board of Directors of POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that its Board of Directors has appointed a Sub-Committee consisting of three independent members to determine the timing and other matters related to the Company’s planned listing on the NASDAQ Capital Market.

The Sub-Committee will consider and recommend to the full Board of Directors the selection of a lead underwriter to support the U.S. listing, and the timing and ratio for a consolidation of the Company’s outstanding shares within the ratios previously approved by its shareholders. Additionally, the Sub-Committee will evaluate the potential for up-listing to the TSX from the TSX Venture Exchange, and the timing and sequencing of each of these individual steps.

The Sub-Committee will work with the Company’s senior management and company counsel on all aspects of the process and is expected to report its findings to the Board by the next scheduled meeting of the Board in early 2022.

“Our board has taken another step in a process that we initiated earlier this year,” said Suresh Venkatesan, Chairman & CEO of the Company. “We recently secured the approval from shareholders to consolidate our outstanding shares, changed transfer agents to ensure DTC eligibility for more seamless trading of our stock, and made application to the Nasdaq, with a few remaining items to be completed for the application. The exact timing of the listings, their sequence and any related public offering of shares will be taken up by the Sub-Committee with the objective of presenting the optimal timing for a listing in order to maximize value to our shareholders.”

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer™ eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer™ brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to a listing on the Nasdaq and / or the TSX, any associated offering of shares, the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for a listing on the Nasdaq and / or the TSX, any associated offering of shares, the completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure to list on the Nasdaq or the TSX, the failure of any associated offering of shares, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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